                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               DECEMBER 16, 2003

COMMISSION FILE NUMBER: 000-30684

                             BOOKHAM TECHNOLOGY PLC
             (Exact name of registrant as specified in its charter)

                                 90 Milton Park
                          Abingdon, Oxfordshire OX1 4RY
                                     England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                            Form 20-F X  Form 40-F ___


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___ No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

         Bookham Technology plc (the "Company") reported its results for the third quarter and nine months ended September 28, 2003 on a Form 6-K furnished to the Securities and Exchange Commission ("SEC") on October 28, 2003. The Company is furnishing on this Form 6-K the results previously reported for this period, but excluding, among other things, items that constitute non-GAAP financial measures under Regulation G promulgated by the SEC.

HIGHLIGHTS FOR THE THIRD QUARTER ENDED SEPTEMBER 28, 2003

- Revenues in the third quarter were (pound)23.1 million, up 10% from the second quarter 2003 of (pound)21.0 million, and up 204% from (pound)7.6 million in the third quarter 2002, in line with management expectations.

- Nortel Networks and Marconi Communications remained very strong customers, representing 57% and 14% of sales respectively, with Huawei under the 10% level.

- Gross margin, excluding exceptionals under UK GAAP, improved by over 13 percentage points, to near breakeven with a loss of (pound)0.4 million (or negative 1.5%), down from (pound)3.2 million (or negative 15%) in the second quarter 2003, in line with management expectations. Operating expenses, excluding exceptionals under UK GAAP, were reduced by 7% quarter on quarter.

- Cash burn for the third quarter 2003 was (pound)22.9 million in line with management expectations, primarily reflecting one-off costs associated with the closure of the Ottawa fab, overhead reductions and restructuring initiatives announced on July 30, 2003. Management anticipates cash burn of less than (pound)10 million in the fourth quarter 2003, excluding acquisition related costs.

- The net loss for the third quarter 2003, under UK GAAP, was (pound)29.2 million, including exceptional charges of (pound)14.6 million. This compares with a net loss of (pound)18.1 million in the second quarter 2003 which included exceptional charges of (pound)1.8 million. Under US GAAP, the net loss was (pound)28.8 million, which included restructuring charges of (pound)14.6 million.

- During the quarter, the company announced a number of strategic developments including the proposed acquisition of New Focus, the acquisitions of Ignis Optics Inc. ("Ignis") and substantially all of the assets of Cierra Photonics Inc. ("Cierra"), as well as the completion of the consolidation of the Ottawa wafer fab, ahead of schedule.

OPERATING REVIEW

PRODUCTS AND CUSTOMERS

Nortel Networks and Marconi Communications continued to remain strong customers, and in the third quarter 2003, represented 57% and 14% of sales respectively, the latter growing significantly from the second quarter. The company continued its good relationship with Huawei, who accounted for under 10% of revenues this quarter, and also continued to develop other key customers. Revenues from customers outside of Nortel and Marconi were up 12% quarter on quarter.

ACQUISITIONS

Consolidation in the market is being driven by customers' demands for fewer, larger optical component and subsystem suppliers that can deliver cost competitive pricing through economies of scale. As a result, the company has announced two completed acquisitions and one proposed acquisition during the quarter, all of which the company believes will serve to consolidate the company's position as the number two component supplier to the telecom equipment market worldwide.

On September 22, 2003, the company announced that it had signed an agreement under which it would acquire New Focus Inc. ("New Focus"), for approximately 84 million new Ordinary shares, valued at (pound)117.6 million based on the mid market closing share price of Bookham Ordinary Shares on the London Stock Exchange on September 19, 2003.

New Focus is a leading provider of photonics and microwave solutions to non-telecom diversified markets, including the semiconductor, defence research, industrial, biotech/medical and telecom test and measurement industries. Important product solutions include tunable lasers, microwave radio-frequency amplifiers, opto-electronics, photonics subsystems and photonic tools. New Focus's operations are located in San Jose, California, where the company employs approximately 200 people. New Focus also has a manufacturing facility in Shenzhen, China. The proposed acquisition is expected to increase the critical mass of the company's non-telecom business, enabling the company to diversify its customer base and would provide significant additional cash resources. The completion of the proposed New Focus acquisition is subject to a number of conditions, including regulatory and shareholder approval, and is expected to be completed in late 2003 or early 2004.

In early October 2003, the company acquired Ignis, a provider of optical modules for communications networks, based in San Jose, California. Ignis designs and manufactures small form-factor pluggable (SFP and XFP) single-mode optical transceivers for current and next-generation optical datacom and telecom networks. This acquisition allows the company to enter the datacom market, and presents a significant market opportunity for the company's know-how and manufacturing capabilities.

In addition, the company completed the acquisition of the business of Cierra, in July 2003. Cierra designs and manufactures thin film filters and other components for the fiber optics telecommunications industry. This acquisition opens up a new, large market area, allowing cost reduction by internal sourcing of some of the company's components used in its amplifiers and also improves the company's competitive position in bidding for and winning optical subsystems business.

In connection with the acquisition of Nortel Networks optical components business, which completed in November 2002 and as required by the accounting standards, the company will be re-evaluating the purchase price allocation preliminarily recorded at year end 2002. As a result of sales of inventory being ahead of initial expectations, the company expects this will result in a reclassification, in the year end 2002 balance sheet, of a portion of the purchase price to inventory from intangibles and property and equipment.

RESTRUCTURING

Previously announced cost reduction plans have been substantially completed. On September 11, 2003, the company announced the completion of a major cost reduction initiative: the consolidation of its two main wafer fab facilities, following the acquisition of the Nortel Networks Optical Components businesses ("NNOC"). The consolidation of the Ottawa wafer fab facility into the company's Caswell, UK, facility was a large element of the company's cost reduction plans and the company expects to see the benefits in the fourth quarter 2003, a full quarter ahead of the company's original estimate of the first quarter 2004.

The company also completed the discontinuation of its investment in the ASOC R&D platform and closed the wafer fab facility in Milton, UK.

OTHER DEVELOPMENTS

Jack Kilby has informed the company that he will retire from the board on closing of the proposed acquisition of New Focus. Mr Kilby joined the board in January 2000. Nicola Pignati, currently Chairman, President and CEO of New Focus, and Dr. Peter Bordui, currently a New Focus board member, are expected to join the board of Bookham on closing of the proposed New Focus acquisition.


FINANCIAL COMMENTARY

THIRD QUARTER ENDED SEPTEMBER 28, 2003

REVENUES: Revenues in the third quarter of 2003 were (pound)23.1 million, up 10% on second quarter 2003 revenues of (pound)21.0 million, and up 204% from (pound)7.6 million in the third quarter 2002. Revenues grew at both Nortel and Marconi between the second quarter and the third quarter, with growth at Marconi and other customers accounting for the majority of the increase.

OPERATING LOSS (BEFORE EXCEPTIONAL ITEMS) UNDER UK GAAP: The gross loss (loss at the gross margin level) was (pound)0.4 million, down from (pound)3.2 million in the second quarter 2003 and down from (pound)3.8 million in the third quarter 2002. The gross margin loss has improved to (1.5%) in the third quarter 2003, from (15%) in the second quarter 2003 and (50%) in the third quarter 2002. This improvement was mainly the result of ongoing restructuring action which continues to reduce the company's fixed manufacturing overheads.

Operating expenses decreased 7% from the second quarter 2003 to the third quarter 2003, driven by reductions in research and development resulting from ceasing of spending on the ASOC product line and other focused reductions in development spending. Within operating expenses, selling, general and administrative expenses remained at the same level as the second quarter 2003, but as a percentage of revenues for the third quarter, fell from 33% to 30% in the same period.

RESTRUCTURING CHARGES (EXCEPTIONAL ITEMS FOR UK GAAP): In the third quarter, net exceptional charges under UK GAAP were (pound)14.6 million. These primarily related to one-off severance costs in connection with the completion of the Ottawa wafer fab consolidation and the Milton ASOC closure.

NET LOSS (INCLUDING EXCEPTIONAL ITEMS FOR UK GAAP): Net interest for the third quarter was (pound)0.1 million expense compared with (pound)1.9 million (income) in the second quarter 2003. Net interest includes the translation impact on the company's US$ denominated loan notes. In the second quarter, the company recognised a significant translation gain on long-term debt which did not occur in the third quarter, accounting for most of the change between quarters.
The net loss under UK GAAP for the third quarter was (pound)29.2 million and the loss per share was (pound)0.14.

NET LOSS UNDER US GAAP: Under US GAAP, the net loss for the same period was (pound)28.8 million and the loss per share was (pound)0.14.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents as of September 28, 2003 were (pound)47.9 million compared with (pound)70.8 million as at June 29, 2003.

CASH FLOW: Cash burn for the third quarter 2003 was (pound)22.9 million up 36% on the second quarter 2003 ((pound)16.9 million), reflecting the one-off costs associated with the overhead reductions and restructuring initiatives announced on July 30, 2003.

NINE MONTHS ENDED SEPTEMBER 28, 2003
The results for the first nine months of 2002 were prior to the acquisition of NNOC and it is therefore difficult to draw meaningful comparisons with the first nine months of 2003.

REVENUES: Revenues for the nine months ended September 28, 2003 were (pound)65.2 million, up 221% compared with the same period in 2002.

Nortel Networks and Marconi Communications represented 59% and 14% of sales respectively for the nine months ended September 28, 2003.

OPERATING LOSS (BEFORE EXCEPTIONAL ITEMS) UNDER UK GAAP: The gross loss (loss at the gross margin level) was (pound)8.6 million for the nine months, down 31% from the same period in 2002. The gross margin loss has improved to (13%) in the nine months from (62%) in the first nine months 2002 primarily as a result of the company's ongoing cost reduction efforts.

Operating expenses increased 27% compared with the first nine months of 2002 due to the inclusion of the acquired NNOC operations. As a percentage of revenues, however, operating expenses declined to 72% over the first nine months of 2003, compared with 182% for the same period in 2002. Within operating expenses, selling, general and administrative expenses increased by 92% from the first nine months of 2002, reflecting the impact of the increased size of the company and the integration of acquisitions made in 2002 and 2003. Research and development expenses decreased by 5%, as a result of reductions in ASOC related research and development, partially offset by the research and development spending related to the NNOC operations acquired in November 2002.

RESTRUCTURING CHARGES (EXCEPTIONAL ITEMS FOR UK GAAP): For the nine months ended September 28, 2003, net exceptional charges under UK GAAP were (pound)19.3 million. These primarily related to overhead reductions, incurred in the third quarter 2003, including plant closures in Ottawa and Milton and other manufacturing consolidations and workforce reductions.

NET LOSS (INCLUDING EXCEPTIONAL ITEMS FOR UK GAAP): Net interest for the nine months ended September 28, 2003 was (pound)2.2 million, down 51% from (pound)4.5 million in the first nine months 2002 due to significantly lower cash balances offset by favourable exchange movements in the US$ denominated loan notes. The net loss under UK GAAP for the nine months was (pound)72.3 million and the loss per share was (pound)0.35.

NET LOSS UNDER US GAAP: Under US GAAP, the net loss for the same period was (pound)71.0 million and the loss per share was (pound)0.34.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents as of September 28, 2003 were (pound)47.9 million compared with (pound)105.4 million as at December 31, 2002.

CASH FLOW: Cash burn for the nine months ended September 28, 2003 was (pound)57.5 million, up 20% on the same period in 2002. While the company's operating performance improved, restructuring costs in the period had a significant effect.

BASIS OF PREPARATION

The third quarter results have been prepared on the basis of the accounting policies set out in Bookham's 2002 statutory accounts, and Bookham's Annual Report on Form 20-F for the year ended December 31, 2002, as amended, which is on file with the US Securities and Exchange Commission. In the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of Bookham Technology's results and financial position as of and for those periods, have been made.

The company will finalise its assessment of the fair values of assets acquired with NNOC in the fourth quarter 2003. Sales of inventories have been ahead of initial expectations and consequently the company expects to increase the fair value of inventory acquired and reduce the fair values of intangible and tangible assets.

The financial information contained in this report is for an interim period only and does not contain all of the information required by annual statutory accounts. The results for the nine months ended September 28, 2003 are not indicative of the results that may be expected for the year ending December 31, 2003.

The financial information contained in this report for the year ended December 31, 2002, does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts of the group in respect of the financial year ended December 31, 2002, which have been disclosed to the Registrar of Companies in England and Wales, have been given a report by the group auditors which was unqualified and did not contain a statement under
Section 237(2) or Section 237(3) of that act.

                             BOOKHAM TECHNOLOGY PLC
                 CONSOLIDATED PROFIT AND LOSS ACCOUNT - UK GAAP
                     THIRD QUARTER ENDED SEPTEMBER 28, 2003


                                                   (1)  BEFORE                           AFTER           AFTER
                                                   EXCEPTIONAL     EXCEPTIONAL     EXCEPTIONAL     EXCEPTIONAL
                                                         ITEMS           ITEMS           ITEMS           ITEMS
                                                 SEPTEMBER 28,   SEPTEMBER 28,   SEPTEMBER 28,   SEPTEMBER 29,
                                                          2003            2003            2003            2002
                                                     UNAUDITED       UNAUDITED       UNAUDITED       UNAUDITED
                                                   (POUND)'000     (POUND)'000     (POUND)'000     (POUND)'000

TURNOVER                                                23,062               -          23,062           7,577
Cost of sales                                         (23,419)        (11,064)        (34,483)        (13,148)
                                                    -----------     ----------      ----------      ----------
GROSS LOSS                                               (357)        (11,064)        (11,421)         (5,571)
Administrative expenses
                                                    -----------     ----------      ----------      ----------
       Research and development                        (7,136)         (3,897)        (11,033)        (13,969)
       Selling, general and other expenses             (6,975)             377         (6,598)         (3,943)
                                                    -----------     ----------      ----------      ----------
                                                      (14,111)         (3,520)        (17,631)        (17,912)
Other operating (expense)/income                          (74)               -            (74)              22
                                                    -----------     ----------      ----------      ----------
OPERATING LOSS                                        (14,542)        (14,584)        (29,126)        (23,461)
Interest, net                                             (74)               -            (74)           1,449
                                                    -----------     ----------      ----------      ----------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION           (14,616)        (14,584)        (29,200)        (22,012)
Tax on loss on ordinary activities                        (24)               -            (24)               -
                                                    -----------     ----------      ----------      ----------
LOSS FOR THE FINANCIAL PERIOD (1)                     (14,640)        (14,584)        (29,224)        (22,012)
                                                    -----------     ----------      ----------      ----------
Loss per ordinary share (basic and diluted)      (POUND)(0.07)   (POUND)(0.07)   (POUND)(0.14)   (pound)(0.15)

Weighted average ordinary shares and ADSs
outstanding (`000)                                     207,899         207,899         207,899         143,725

(1) Loss for the financial period adjusted for the effects of differences between UK GAAP and US GAAP is set out in the UK/US GAAP reconciliation set forth in Note 1.

                             BOOKHAM TECHNOLOGY PLC
                 STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                     THIRD QUARTER ENDED SEPTEMBER 28, 2003

                                                                                                        Q3 2003           Q3 2002
                                                                                                      UNAUDITED         UNAUDITED
                                                                                                    (POUND)'000       (POUND)'000

 Loss for the quarter                                                                                  (29,224)          (22,012)
 Exchange difference on translation of subsidiaries                                                         115              (33)
                                                                                                ----------------    --------------
 TOTAL LOSSES RECOGNISED IN THE QUARTER (1)                                                            (29,109)          (22,045)
                                                                                                ----------------    --------------

(1) Total losses recognized in the quarter adjustment for the effects of the significant differences between UK GAAP and US GAAP is set out in the UK/US GAAP reconsolidation set forth in Note 1.

                                       BOOKHAM TECHNOLOGY PLC
                            CONSOLIDATED PROFIT AND LOSS ACCOUNT - UK GAAP
                                 NINE MONTHS ENDED SEPTEMBER 28, 2003

                                                   (1)  BEFORE                           AFTER           AFTER
                                                   EXCEPTIONAL     EXCEPTIONAL     EXCEPTIONAL     EXCEPTIONAL
                                                         ITEMS           ITEMS           ITEMS           ITEMS
                                                 SEPTEMBER 28,   SEPTEMBER 28,   SEPTEMBER 28,   SEPTEMBER 29,
                                                          2003            2003            2003            2002
                                                     UNAUDITED       UNAUDITED       UNAUDITED       UNAUDITED
                                                   (POUND)'000     (POUND)'000     (POUND)'000     (POUND)'000

TURNOVER                                                65,150               -          65,150          20,279
Cost of sales                                         (73,728)        (14,347)        (88,075)        (35,343)
                                                 -------------    ------------   -------------     -----------
GROSS LOSS                                             (8,578)        (14,347)        (22,925)        (15,064)
                                                 -------------    ------------   -------------     -----------
Administrative expenses
       Research and development                       (23,593)         (4,872)        (28,465)        (32,434)
       Selling, general and other expenses            (23,092)           (105)        (23,197)        (12,339)
                                                 -------------    ------------   -------------     -----------
                                                      (46,685)         (4,977)        (51,662)        (44,773)
Other operating income                                      41               -              41             103
                                                 -------------    ------------   -------------     -----------
OPERATING LOSS                                        (55,222)        (19,324)        (74,546)        (59,734)
Interest, net                                            2,241               -           2,241           4,541
                                                 -------------    ------------   -------------     -----------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION           (52,981)        (19,324)        (72,305)        (55,193)
Tax on loss on ordinary activities                        (24)               -            (24)               -
                                                 -------------    ------------   -------------     -----------
LOSS FOR THE FINANCIAL PERIOD (1)                     (53,005)        (19,324)        (72,329)        (55,193)
                                                 -------------    ------------   -------------     -----------
Loss per ordinary share (basic and diluted)      (POUND)(0.26)   (POUND)(0.09)   (POUND)(0.35)   (pound)(0.39)

Weighted average ordinary shares and ADSs
outstanding (`000)                                     205,937         205,937         205,937         141,977

 (1) Loss for the financial period adjusted for the effects of differences between UK GAAP and US GAAP is set out in the UK/US GAAP reconciliation set forth in Note 1.

                             BOOKHAM TECHNOLOGY PLC
                 STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                      NINE MONTHS ENDED SEPTEMBER 28, 2003


                                                                               NINE MONTHS TO            NINE MONTHS TO
                                                                                SEPTEMBER 28,             SEPTEMBER 29,
                                                                                         2003                      2002
                                                                                    UNAUDITED                 UNAUDITED
                                                                                  (POUND)'000               (POUND)'000

 Loss for the nine months                                                            (72,329)                  (55,193)
 Exchange difference on translation of subsidiaries                                       203                      (79)
                                                                     -------------------------      --------------------
 TOTAL LOSSES RECOGNISED IN THE NINE MONTHS (1)                                      (72,126)                  (55,272)
                                                                     -------------------------      --------------------

(1) Total losses recognized in the period adjusted for the effects of the significant differences between UK GAAP and US GAAP is set out in the UK/US GAAP reconciliation set forth in Note 1.

                             BOOKHAM TECHNOLOGY PLC
                      CONSOLIDATED BALANCE SHEET - UK GAAP

                                                                SEPTEMBER 28,           DECEMBER 31,
                                                                         2003                   2002
                                                                    UNAUDITED            AUDITED (2)
                                                                  (POUND)'000            (POUND)'000
Intangible fixed assets                                                40,085                 42,553
Tangible fixed assets                                                  55,600                 51,442
Investments                                                                15                      -
                                                              ----------------     ------------------
                                                                       95,700                 93,995

Stocks                                                                 13,725                 23,679
Debtors                                                                20,803                 21,405
Cash at bank and in hand                                               47,929                105,418
                                                              ----------------     ------------------
                                                                       82,457                150,502
Creditors: amounts falling due within one year                       (32,779)               (29,302)
                                                              ----------------     ------------------
NET CURRENT ASSETS                                                     49,678                121,200
                                                              ----------------     ------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                 145,378                215,195
Creditors: amounts falling due after more than one year              (30,381)               (31,329)
Provisions for liabilities and charges                                (3,756)                (3,428)
                                                              ----------------     ------------------
NET ASSETS                                                            111,241                180,438
                                                              ----------------     ------------------
CAPITAL AND RESERVES
Called up capital                                                         694                    683
Share premium account                                                 406,406                404,187
Other reserves                                                         11,439                 10,740
Profit and loss account                                             (307,298)              (235,172)
                                                              ----------------     ------------------
EQUITY SHAREHOLDERS' FUNDS (1)                                        111,241                180,438
                                                              ----------------     ------------------

(1) Equity shareholders' funds adjusted for the effects of differences between UK GAAP and US GAAP is set out in the UK/US GAAP reconciliation set forth in Note 1.

(2) Derived from audited financial information.

                             BOOKHAM TECHNOLOGY PLC
                    CONSOLIDATED CASH FLOW STATEMENT FOR THE
        THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 28, 2003 - UK GAAP

                                                         QUARTER ENDED            NINE MONTHS ENDED               YEAR ENDED
                                                SEPTEMBER 28,   SEPTEMBER 29,   SEPTEMBER 28,  SEPTEMBER 29,    DECEMBER 31,
                                                         2003            2002           2003           2002             2002
                                                    UNAUDITED       UNAUDITED      UNAUDITED      UNAUDITED       AUDITED (2)
                                                  (POUND)'000     (POUND)'000    (POUND)'000    (POUND)'000      (POUND)'000

Net cash outflow from operating activities           (20,382)        (12,283)       (47,738)       (43,474)         (61,684)

Returns on investments and servicing of finance          (68)           1,449            385          4,541            5,342

Taxation                                                 (24)               -           (24)              -                -

Capital expenditure and financial investment          (2,540)           (985)       (10,249)        (7,449)         (10,153)

Acquisitions and disposals                                 74              80             74          (744)         (12,129)

Financing                                                  58           (141)             63          (678)            (772)
                                                --------------  -------------- --------------  -------------   --------------
(DECREASE) IN CASH (1)                               (22,882)        (11,880)       (57,489)       (47,804)         (79,396)
                                                --------------  -------------- --------------  -------------   --------------

(1) No difference arises between decrease in cash under UK GAAP and decrease in cash for the purposes of US GAAP. A cash flow statement under US GAAP is set out in Note 1.

(2) Derived from audited financial information.

1. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UK (UK GAAP) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP).

The principal differences between the company's accounting policies under UK GAAP and those under US GAAP are set out in Note 30 of the Notes to the Financial Statements of Bookham Technology's Annual Report on Form 20-F for the year ended December 31, 2002, as amended. The following tables provide a reconciliation of the loss for the financial period and equity shareholders' funds prepared under UK GAAP to equivalent information prepared under US GAAP.


               UK/US GAAP RECONCILIATION - PROFIT AND LOSS ACCOUNT


                                                                QUARTER ENDED                       NINE MONTHS ENDED
                                                          SEPTEMBER 28,   SEPTEMBER 29,     SEPTEMBER 28,   SEPTEMBER 29,
                                                                   2003            2002              2003            2002
                                                              UNAUDITED       UNAUDITED         UNAUDITED       UNAUDITED
                                                            (POUND)'000     (POUND)'000       (POUND)'000     (POUND)'000

LOSS FOR THE FINANCIAL PERIOD UNDER UK GAAP                    (29,224)        (22,012)          (72,329)        (55,193)
   US GAAP Adjustments:
   Decrease amortisation of goodwill                                903               -             2,671               -
   Additional amortisation of intangible assets                 (1,866)               -           (3,314)               -
   Decrease depreciation of tangible assets                       1,436               -             1,961               -
   In-process research and development                                -               -                 -         (4,197)
                                                        ----------------  --------------    --------------  --------------
NET LOSS AS ADJUSTED TO ACCORD WITH US GAAP                    (28,751)        (22,012)          (71,011)        (59,390)
                                                        ----------------  --------------    --------------  --------------

                    UK/US GAAP RECONCILIATION - BALANCE SHEET

                                                                          SEPTEMBER 28,            DECEMBER 31,
                                                                                   2003                    2002
                                                                              UNAUDITED              AUDITED(1)
                                                                            (POUND)'000             (POUND)'000

Equity shareholders' funds under UK GAAP                                        111,241                 180,438
US GAAP Adjustments:
   Goodwill
    Cost                                                                       (35,743)                (35,352)
    Amortisation                                                                  3,113                     442
                                                                  ----------------------    --------------------
    Net                                                                        (32,630)                (34,910)

   Intangible assets
      Cost                                                                       20,666                  19,460
      Amortisation                                                              (3,995)                   (680)
                                                                  ----------------------    --------------------
      Net                                                                        16,671                  18,780

   Tangible assets
    Cost                                                                       (61,878)                (60,598)
    Depreciation                                                                 52,382                  50,626
                                                                  ----------------------    --------------------
    Net                                                                         (9,496)                 (9,972)

Provision for liabilities and charges
   National Insurance on Stock Options                                               79                      79
                                                                  ----------------------    --------------------
Equity shareholders' funds under US GAAP                                         85,865                 154,415
                                                                  ----------------------    --------------------

(1) Derived from audited financial information.

                             BOOKHAM TECHNOLOGY PLC
                 CONSOLIDATED STATEMENT OF OPERATIONS - US GAAP
                     THIRD QUARTER ENDED SEPTEMBER 28, 2003

                                                       SEPTEMBER 28,         SEPTEMBER 29,
                                                                2003                  2002
                                                           UNAUDITED             UNAUDITED
                                                         (POUND)'000           (POUND)'000

NET REVENUES                                                  23,062                 7,577
Cost of net revenues                                        (29,551)              (11,729)
                                                   ------------------    ------------------

GROSS LOSS                                                   (6,489)               (4,152)
Operating expenses
    Research and development                                 (8,486)               (7,584)
    Selling, general and administrative                      (6,618)               (3,561)
    Impairment loss                                          (2,380)                  (41)
    Closure costs                                            (4,109)               (7,763)
                                                   ------------------    ------------------
    Total operating expenses                                (21,593)              (18,949)
                                                   ------------------    ------------------
OPERATING LOSS                                              (28,082)              (23,101)
    Other income/(expense)                                     (645)                 1,089
                                                   ------------------    ------------------
LOSS BEFORE INCOME TAXES                                    (28,727)              (22,012)
      Provision for income taxes                                (24)                     -
                                                   ------------------    ------------------
NET LOSS                                                    (28,751)              (22,012)
                                                   ------------------    ------------------

Net loss per ordinary share and ADS (basic and
diluted)                                               (POUND)(0.14)         (pound)(0.15)
Weighted average ordinary shares and ADSs
outstanding (`000)                                           207,899               143,725

           CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - US GAAP

                                                       SEPTEMBER 28,         SEPTEMBER 29,
                                                                2003                  2002
                                                           UNAUDITED             UNAUDITED
                                                         (POUND)'000           (POUND)'000

Loss for the period                                          (28,751)             (22,012)
Exchange difference on translation of subsidiaries               115                  (33)
                                                   ------------------    ------------------
Total losses recoqnized in the period                        (28,636)             (22,045)
                                                   ------------------    ------------------

                                       17

                             BOOKHAM TECHNOLOGY PLC
                 CONSOLIDATED STATEMENT OF OPERATIONS - US GAAP
                      NINE MONTHS ENDED SEPTEMBER 28, 2003

                                                       SEPTEMBER 28,      SEPTEMBER 29, 2002
                                                                2003               UNAUDITED
                                                           UNAUDITED             (POUND)'000
                                                         (POUND)'000

NET REVENUES                                                  65,150                  20,279
Cost of net revenues                                        (82,605)                (33,262)
                                                 --------------------    --------------------

GROSS LOSS                                                  (17,455)                (12,983)
Operating expenses
    Research and development                                (25,861)                (25,662)
    Selling, general and administrative                     (21,600)                (11,783)
    Impairment loss                                          (3,162)                 (1,090)
    IPR&D                                                          -                 (4,197)
    Closure costs                                            (3,975)                 (7,763)
                                                 --------------------    --------------------
    Total operating expenses                                (54,598)                (50,495)
                                                 --------------------    --------------------
OPERATING LOSS                                              (72,053)                (63,478)
    Other income                                              1,066                   4,088
                                                 --------------------    --------------------
LOSS BEFORE INCOME TAXES                                    (70,987)                (59,390)
      Provision for income taxes                                (24)                       -
                                                 --------------------    --------------------
NET LOSS                                                    (71,011)                (59,390)
                                                 --------------------    --------------------

Net loss per ordinary share and ADS (basic and
diluted)                                               (POUND)(0.34)           (pound)(0.42)
Weighted average ordinary shares and ADSs
outstanding (`000)                                           205,937                 141,977


           CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - UK GAAP

                                                       SEPTEMBER 28,         SEPTEMBER 29,
                                                                2003                  2002
                                                           UNAUDITED             UNAUDITED
                                                         (POUND)'000           (POUND)'000

Loss for the period                                          (71,011)             (53,390)
Exchange difference on translation of subsidiaries               203                  (79)
                                                   ------------------    ------------------
Total losses recognized in the period                        (70,808)             (53,469)
                                                   ------------------    ------------------

                             BOOKHAM TECHNOLOGY PLC
                      CONSOLIDATED BALANCE SHEET - US GAAP

                                                         SEPTEMBER 28,      DECEMBER 31,     SEPTEMBER 29,
                                                                  2003              2002              2002
                                                             UNAUDITED           AUDITED         UNAUDITED
                                                           (POUND)'000       (POUND)'000       (POUND)'000

ASSETS
Current Assets:
         Cash and cash equivalents                              47,929           105,418           137,011
         Accounts receivable                                    16,492            17,781             6,923

         Raw materials                                          11,824            20,046            14,630
         Work in progress                                        8,690             7,395             1,883
         Finished goods                                          3,996            10,850               557
         Provision                                             (10,785)          (14,612)          (13,762)
                                                        ---------------    --------------    --------------
         Inventories                                            13,725            23,679             3,308
         Prepaid expenses and other current assets               4,311             3,624             2,697
                                                        ---------------    --------------    --------------
                  Total current assets                          82,457           150,502           149,939

Intangible assets                                               24,126            26,423             6,366
Property and equipment                                          46,104            41,470            37,965

Other assets                                                        15                 -                 -
                                                        ---------------    --------------    --------------
                                                               152,702           218,395           194,270
                                                        ---------------    --------------    --------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
         Accounts payable and other accrued expenses            32,779            29,302            22,558
                                                        ---------------    --------------    --------------
                  Total current liabilities                     32,779            29,302            22,558
Long-term obligations                                           34,058            34,678                 -
Shareholders' equity                                            85,865           154,415           171,712
                                                        ---------------    --------------    --------------
                                                               152,702           218,395           194,270
                                                        ---------------    --------------    --------------

                             BOOKHAM TECHNOLOGY PLC
                   CONSOLIDATED STATEMENTS OF CASH FLOW UNDER
                                    US GAAP

                                          QUARTER ENDED                      NINE MONTHS ENDED                YEAR ENDED
                                 SEPTEMBER 28,     SEPTEMBER 29,      SEPTEMBER 28,     SEPTEMBER 29,       DECEMBER 31,
                                         2003              2002                2003              2002               2002
                                    UNAUDITED         UNAUDITED           UNAUDITED         UNAUDITED          UNAUDITED(1)
                                      ($'000)           ($'000)             ($'000)           ($'000)            ($'000)
Net cash used in
  operating activities             (20,474)          (10,834)            (47,377)          (38,933)           (56,342)
Net cash used in investing
  activities                        (2,466)             (905)            (10,179)           (8,193)           (22,282)
Net cash provided by/(used in)
  financing activities                  58              (141)                 63              (678)              (772)
                                   -------           -------             -------           -------            -------
Net decrease in cash               (22,882)          (11,880)            (57,489)          (47,804)           (79,396)
                                   -------           -------             -------           -------            -------

(1) Derived from audited financial information.

2. SUBSEQUENT EVENTS

On October 6, 2003 Bookham acquired the entire issued share capital of Ignis Optics, Inc. based in San Jose, California for $9.6 million issuing 8,069,652 Bookham ordinary shares as consideration. Up to an additional 780,843 Bookham ordinary shares may be issued in early 2005 should Ignis meet a reverse target of at least $4.0 million for the fiscal year 2004.

3. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. SFAS 143 is effective for accounting periods beginning after June 15, 2002. The company is currently assessing the impact of this standard on the company's financial position and the results of operations.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 146, Accounting for Costs Associated with Exit or Disposal Activities (FAS 146). FAS 146 addresses the financial accounting and reporting for costs associated with exit or disposal activities, and supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, including Certain Costs Incurred in a Restructuring (EITF 94-3). FAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. In addition, FAS No. 146 establishes that fair value is the objective for initial measurement of the liability. FAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The effect of adoption of FAS 146 is dependent on the company's activities subsequent to adoption.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The company has adopted the disclosure requirements for its financial statements included in its Form 20-F. The company does not expect that the full adoption of FIN 45 will have a material effect on the company's financial position or results of operations.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 deals with off-balance sheet assets, liabilities, and obligations known as variable interest entities and gives companies guidance for determining which assets and liabilities associated with the obligations are required to be included in the company's financial statements. FIN 46 will be effective for the year ending December 31, 2004. The company currently assessing the impact on the consolidated financial position, results of operations and cash flows.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   BOOKHAM TECHNOLOGY PLC

Date:  December 16, 2003           By:  /S/ GIORGIO ANANIA
                                       -----------------------------
                                   Name:  Giorgio Anania
                                   Title: Chief Executive Officer and President